Exhibit 99.4

NICE Wins Two 2015 CRM Excellence Awards

NICE IVR Journey Analytics and NICE Fizzback are recognized among the most effective customer relationship management tools by CUSTOMER Magazine

Ra’anana, Israel, May 12, 2015 – NICE Systems (NASDAQ: NICE) today announced that TMC, a global, integrated media company, has selected NICE IVR Journey Analytics and NICE Fizzback as recipients of the 2015 CRM Excellence Awards, presented by CUSTOMER magazine.

Understanding the Entire Customer Journey
NICE IVR Journey Analytics enables organizations to reduce customer effort and create a better overall experience by successfully resolving more customer interactions within the Interactive Voice Response (IVR) channel. The solution maps the customer journey prior to, during, and after an IVR interaction, enabling companies to identify how they can reduce repeat calls, agent transfers, and drop-offs to dramatically improve call center efficiency.

Bridging the Gap between Insight and Action
The NICE Fizzback solution enables organizations to better understand customer needs and preferences by extracting insights from real-time customer feedback. Organizations can quickly and easily understand the key drivers of customer dissatisfaction and take action for immediate improvement. Feedback can also be used to promote frontline staff coaching and reward high performers.

“We are proud that TCM CUSTOMER magazine has recognized NICE’s Customer Engagement Analytics solutions as drivers of both customer satisfaction and business success,” said Miki Migdal, President of the NICE Enterprise Product Group. “We see this as a direct result of our ongoing commitment to providing innovative and comprehensive solutions that empower our clients to create the perfect customer experience.”

“The 16th Annual CRM Excellence Awards honor NICE Systems for being a true CRM partner to its customers and clients,” said Rich Tehrani, TMC’s CEO and Group Editor-in-Chief. “NICE has demonstrated to the editors of CUSTOMER magazine that NICE IVR Journey Analytics and NICE Fizzback improved the processes of their clients’ businesses by streamlining and facilitating the flow of information,” added Tehrani.

Based on hard data, the CRM Excellence Awards rely on facts and statistics demonstrating the improvements that the winners’ products have made in a client’s business. Winners were chosen on the basis of their product or service’s ability to help extend and expand the customer relationship to become all encompassing, covering the entire enterprise and the entire customer lifecycle.

The 2015 CRM Excellence Award winners are highlighted in the May 2015 issue of CUSTOMER magazine.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.